NO ACT

PE
1-24-12

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025687

Received SEC
MAR 15 2012
Washington, DC 20549

March 15, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-15-12

Sanjay M. Shirodkar
DLA Piper LLP (US)
sanjay.shirodkar@dlapiper.com

Re: Cognizant Technology Solutions Corporation
Incoming letter dated January 24, 2012

Dear Mr. Shirodkar:

This is in response to your letters dated January 24, 2012, February 8, 2012, and March 12, 2012 concerning the shareholder proposal submitted to Cognizant by John Chevedden. We also have received letters from the proponent dated February 6, 2012, February 8, 2012, and February 9, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 15, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cognizant Technology Solutions Corporation
Incoming letter dated January 24, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Cognizant may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Cognizant to amend Cognizant's certificate of incorporation and bylaws to permit holders who hold 25% of the outstanding shares of the Class A common stock of the company to call a special meeting of shareholders. You indicate that the proposal and the proposals sponsored by Cognizant directly conflict. You also indicate that inclusion of the proposal and Cognizant's proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Cognizant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DLA PIPER

DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Sanjay M. Shirodkar
sanjay.shirodkar@dlapiper.com
T 410.580.4184
F 410.580.3184

March 12, 2012

Via E-Mail

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Cognizant Technology Solutions Corporation
Stockholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On January 24, 2012, our client, Cognizant Technology Solutions Corporation (the "***Company***"), submitted a no-action letter request (the "***NAL Request***") to omit from its proxy statement and form of proxy (collectively, the "***2012 Proxy Materials***") for its 2012 Annual Meeting of Stockholders (the "***2012 Annual Meeting***") a stockholder proposal (the "***Proposal***") and statements in support thereof received from John Chevedden. In the NAL Request, the Company indicated that its Board of Directors (the "***Board***") was considering approving and recommending to the Company's stockholders a proposal allowing the Company's stockholders the ability to call a special meeting. By this letter, we respectfully notify the staff of the Division of Corporation Finance (the "***Staff***") that the Board has approved submitting a Company proposal at the 2012 Annual Meeting which, if approved by the Company's stockholders at the 2012 Annual Meeting, would grant the Company's stockholders the ability to call a special meeting of stockholders. Specifically, the Board has approved submitting a Company proposal in its 2012 Proxy Materials to (i) amend the Amended and Restated Bylaws of the Company to provide holders of twenty-five percent (25%) of the Company's outstanding shares of Class A Common Stock, par value $0.01 per share (the "***Class A Common Stock***") the power to call a special meeting of stockholders and (ii) amend the Company's Restated Certificate of Incorporation to provide holders of twenty-five percent (25%) of the Company's outstanding shares of Class A Common Stock the power to call a special meeting of stockholders (collectively, the "***Company Proposals***").

As noted in the NAL Request, the Company Proposals and the Proposal directly conflict, and inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders. Specifically, the Company Proposals, on one hand, would call for a 25% ownership threshold to call a special meeting, whereas the Proposal, on the other hand, would call for a 10% ownership threshold. Failing to exclude the Proposal from the 2012 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved.

DLA PIPER

Therefore, based on the foregoing and the reasons stated in the NAL Request, the Company believes that the Proposal may properly be excluded from its 2012 Proxy Materials under Rule 14a-8(i)(9).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (410) 580-4184 or Steven E. Schwartz, the Company's General Counsel, at (201) 678-2759.

Very truly yours,

Sanjay Shirodkar

Sanjay M. Shirodkar
Of Counsel

Enclosures

cc: John E. Klein
Andrew P. Gilbert, Esq.
John Chevedden
Matt McNair, Esq.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
With Blank-Check Company Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the January 24, 2012 company request to avoid this established rule 14a-8 proposal.

First the company prejudiced the proponent's ability to respond by forwarding its no action request to the Staff by email, while failing to forward an email copy to the proponent.

Then the company fails to explain why it is an unreasonable burden to send an email if it also insists on sending a delayed method of delivery.

Then the company concludes with a personal attack on its shareholder.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
With Blank-Check Company Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the January 24, 2012 company request to avoid this established rule 14a-8 proposal.

The company no action request said that it would be happy to provide any additional information. However the company has not even advised a date when additional information will be available.

This is to request that the company provide the text of all the company's proposed governance document amendments related to this proposal topic before the Staff Reply Letter is issued.

Without such documentation it would impossible to determine whether the company will seemingly give shareholders the right to call a special meeting and then immediately yank away this right by making the corresponding procedures so impractical that it would be difficult to contemplate that any investor would ever be able to make use of them.

If the company makes calling a special meeting by shareholders essentially impractical, it runs the risk of misleading shareholders. And the company could in effect be asking to be rewarded for misleading shareholders while obtaining no action relief at the same time.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

DLA PIPER

DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Sanjay M. Shirodkar
sanjay.shirodkar@dlapiper.com
T 410.580.4184
F 410.580.3184

February 8, 2012

Via E-Mail

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Cognizant Technology Solutions Corporation
Stockholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On January 24, 2012, our client, Cognizant Technology Solutions Corporation (the "***Company***"), submitted a no-action letter request (the "***NAL Request***") to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "***2012 Proxy Materials***") a stockholder proposal (the "***Proposal***") and statements in support thereof received from John Chevedden (the "***Proponent***"). On February 6, 2012, the Company received a letter from the Proponent noting that the staff of the Division of Corporation Finance (the "***Staff***") disallow the Company's request to omit the Proposal from its 2012 Proxy Materials. A copy of the Proponent's letter is attached hereto as Exhibit A. The Proponent asserts that he has been "prejudiced" by the fact that the Company emailed its request to the Staff, while failing to email a copy to him.

As explained below, the Company believes that the Proponent's argument of being "prejudiced" is wholly without merit. The Company does acknowledge that it emailed its NAL Request to the Staff pursuant to the requirements set forth in Staff legal bulletins. As the Staff is aware, Rule 14a-8(k) and SEC Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities Exchange Commission or the Staff. The rule and the Staff interpretive guidance make it clear that each party in the no-action request process is required to provide a copy of that correspondence concurrently to the other. We acknowledge that the Staff has noted that:

> *"We encourage companies and proponents to use the same means of transmitting correspondence to each other as they use to transmit materials to us. For example, if a company transmits correspondence to us via overnight mail, the company*

DLA PIPER

> *should transmit a copy to the proponent via overnight mail as well."*

However, this is not a mandatory requirement. Instead, the key is to ensure that the Company sends the Proponent a copy of the NAL Request in a "prompt" manner. In the instant matter, the Company sent its no-action request to the Staff via email on January 24, 2012. The Company concurrently mailed a copy of the NAL Request to Mr. Chevedden. Please see Exhibit B for a delivery receipt from UPS. As evidenced by this receipt, a copy of the NAL Request was delivered to the Proponent on January 26, 2012. For this reason, the Company believes that it has delivered its NAL Request to the Proponent "promptly" as required by the Staff guidance and that the Proponent has not suffered any prejudice since he received the NAL Request in just over 48 hours after it was submitted to the Staff. Additionally, the Company notes that the Proponent delivered the Proposal to the Company by facsimile and email. Thus, it is not clear why the Proponent believes that he should have received the NAL Request only by email. The Company also notes that the Proponent has a history of submitting numerous shareholder proposals to public companies. Taking into account the Proponent's reputation, the Company believed that it would be best if it had a third-party confirmation of delivery to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (410) 580-4184 or Steven E. Schwartz, the Company's General Counsel, at (201) 678-2759.

Very truly yours,

Sanjay Shirodkar

Sanjay M. Shirodkar
Of Counsel

Enclosures

cc: John E. Klein
Andrew P. Gilbert, Esq.
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

E

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
John Chevedden

Ladies and Gentlemen:

This responds to the January 24, 2012 company request to avoid this established rule 14a-8 proposal.

The company has prejudiced the proponent's ability to respond by forwarding its no action request to the Staff by email, while failing to forward an email copy to the proponent.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
John Chevedden

Ladies and Gentlemen:

This responds to the January 24, 2012 company request to avoid this established rule 14a-8 proposal.

The company has prejudiced the proponent's ability to respond by forwarding its no action request to the Staff by email, while failing to forward an email copy to the proponent.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Cognizant Technology Solutions Corporation (CTSH)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the January 24, 2012 company request to avoid this established rule 14a-8 proposal.

The company no action request said that it would be happy to provide any additional information. This is to request that the company provide the text of the company's proposed bylaw and Certificate amendments before the Staff Reply Letter is issued.

Without such documentation it would impossible to determine whether the company will seemingly give shareholders the right to call a special meeting and then immediately take this right away by making the corresponding procedures so impractical that it would be difficult to contemplate that any investor would ever be able to make use of them.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: David Nelson <david.nelson@cognizant.com>

[CTSH: Rule 14a-8 Proposal, December 13, 2011, revised December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I, Section 2. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the corporation may be called only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors, and special meetings may not be called by any other person or persons."

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – our directors were not held accountable annually to shareholders and we had a Poison Pill.

Plus our CEO Francisco D'Souza realized $14 million on the exercise of 242,000 options. Market priced options can provide financial rewards due to a rising market alone, regardless of CEO performance. Our five Named Executive Officers realized an aggregate total of $46 million on the exercise of nearly one million options.

Our executives were eligible for performance units that were based on short one-year performance periods and relied on one of the same performance measures, revenue, used to determine annual incentive pay. Finally, directors, who had more than 10-years tenure, held nine of twelve board committee seats, including all three chair positions.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for 75% of our directors. Our newest director, Maureen Breakiron-Evans, appears to have been retied since approximately age 55. Two directors had "no skin in the game" because they owned no stock: John Fox and Lakshmi Narayanan (inside director).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

DLA PIPER

DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Sanjay M. Shirodkar
sanjay.shirodkar@dlapiper.com
T 410.580.4184
F 410.580.3184

January 24, 2012

Via E-Mail

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Cognizant Technology Solutions Corporation
Stockholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Cognizant Technology Solutions Corporation (the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "***2012 Proxy Materials***") a stockholder proposal (the "***Proposal***") and statements in support thereof received from John Chevedden (the "***Proponent***").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities Exchange Commission (the "***Commission***") or the staff of the Division of Corporation Finance (the "***Staff***"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting.
>
> * Or the lowest percentage of our outstanding common stock permitted by state law.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9). The Company notes that at an upcoming meeting, the Company's Board of Directors (the "***Board***") will consider approving, and recommending to the Company's stockholders for approval at the 2012 Annual Meeting of Stockholders, a proposal to amend the Company's Amended and Restated Bylaws (the "***Bylaws***") (the "***Company Proposal***"). The Company Proposal would allow holders of 25% of the Company's outstanding common stock to call a special meeting. If the Company Proposal is approved by the Company's stockholders at the 2012 Annual Meeting, the Company will make a conforming amendment to its Bylaws.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

ANALYSIS

A. Rule 14a-8(i)(9) - The Proposal Conflicts with the Company's Proposal.

Currently, the Company does not have a provision in its Restated Certificate of Incorporation or Bylaws that permits stockholders to call a special meeting. The Bylaws currently provide that a special meeting of stockholders may be called "only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors, and special meetings may not be called by any other person or persons." In light of evolving practices regarding special meeting provisions and in response to views expressed by some members of the Board, the Board has approved submitting the Company Proposal to the Company's stockholders at the 2012 Annual Meeting.

The Staff has consistently indicated that when a shareholder proposal, on one hand, and a company sponsored proposal, on the other hand, would present alternative and conflicting decisions to stockholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g. Danaher Corp.* (Jan. 21, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Yum! Brands, Inc.* (Feb. 15, 2011) (same); *Textron, Inc.* (Jan. 5, 2011, *recon. denied* Jan. 12, 2011) (same); *Fortune Brands, Inc.* (Dec. 16, 2010) (same); *Marathon Oil Corp.* (Dec. 23, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings when the matters to be voted on at the meeting included a management proposal to amend the bylaws to permit holders of 20% of the outstanding common stock to call a special meeting); *Int'l Paper Co.* (Mar. 11, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings when the matters to be voted on at the meeting included a management proposal to amend the bylaws to permit holders of 20% of the outstanding common stock to call a special meeting); *Genzyme Corp.* (Mar. 1, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings when the matters to be voted on at the meeting included a management proposal to amend the articles of incorporation and bylaws to permit holders of 40% of the votes entitled to be cast to call a special meeting); *Honeywell Int'l Inc.* (Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings without stockholder-specific exceptions or exclusions when the matters to be voted on at the meeting included a management proposal to amend the certificate of incorporation to permit holders of 20% of the outstanding common stock to call a special meeting); and *Becton, Dickinson and Co.* (Nov. 12, 2009, *recon. denied* Dec. 22, 2009) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings without stockholder-specific exceptions or exclusions when the mailers to be voted on at the meeting included a management proposal to amend the bylaws to permit holders of 25% of the outstanding shares to call a special meeting).

On this basis, the Staff has previously permitted exclusion of a shareholder proposal under circumstances similar, or nearly identical, to those presented in this letter. For example, in *Waste Management. Inc.* (Feb. 16, 2011) the Staff concurred with the exclusion of a shareholder proposal regarding the right of stockholders to call a special meeting in light of a conflicting company-sponsored proposal to amend its bylaws to permit stockholders holding in the aggregate at least 25% of the outstanding common stock and meeting certain other requirements to call a special meeting. In each of the no-action letters cited above, the conflicting company proposal presented a higher ownership threshold to exercise the shareholders' right to call a special meeting than was set forth in the shareholder proposal, and the Staff advised that it would not recommend enforcement action for omission of the shareholder proposal after consideration of the companies' position that the proposals presented alternative and conflicting decisions for stockholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results.

As in the no-action letters cited above, the Company Proposal and the Proposal directly conflict, and inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders. Specifically, the Company Proposal, on one hand, would call for a 25% ownership threshold to call a special meeting, whereas the Proposal, on the other hand, would call for a 10% ownership threshold. Failing to exclude the Shareholder Proposal from the 2012 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Therefore, based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2012 Proxy Materials under Rule 14a-8(i)(9).

In fact, the Staff has recently granted no-action relief on facts that are almost identical to those presented in this letter. *See Flour Corp.* (Jan. 11, 2012) (concurring that the company could exclude a proposal pursuant to Rule 14a-8(i)(9) since the company intended to present a proposal to amend its amended and restated certificate of incorporation to give holders of 25% of the company's outstanding stock the power to call a special meeting, rather than the 10% threshold suggested by the proponent).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials. The Company herby undertakes to notify the Staff supplementally after the Board has considered the Company Proposal and taken the actions described above.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (410) 580-4184 or Steven E. Schwartz, the Company's General Counsel, at (201) 678-2759.

Very truly yours,

DLA Piper LLP (US)

Sanjay Shirodkar

Sanjay M. Shirodkar
Of Counsel

Enclosures

cc: John E. Klein
Andrew P. Gilbert, Esq.
John Chevedden

Exhibit A

Cognizant Technology Solutions Corporation

The Proposal and related correspondence from John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. John E. Klein
Chairman of the Board
Cognizant Technology Solutions Corporation (CTSH)
500 Frank W. Burr Blvd.
Teaneck NJ 07666

REVISED DECEMBER 14, 2011

Dear Mr. Klein,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — Date: December 13, 2011

cc: Steven Schwartz <steven.schwartz@cognizant.com>
Corporate Secretary
Phone: 201 801-0233
Fax: 201 801-0243
David Nelson <david.nelson@cognizant.com>
Vice President, Investor Relations
PH: 201-498-8840

[CTSH: Rule 14a-8 Proposal, December 13, 2011, revised December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I, Section 2. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the corporation may be called only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors, and special meetings may not be called by any other person or persons."

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – our directors were not held accountable annually to shareholders and we had a Poison Pill.

Plus our CEO Francisco D'Souza realized $14 million on the exercise of 242,000 options. Market priced options can provide financial rewards due to a rising market alone, regardless of CEO performance. Our five Named Executive Officers realized an aggregate total of $46 million on the exercise of nearly one million options.

Our executives were eligible for performance units that were based on short one-year performance periods and relied on one of the same performance measures, revenue, used to determine annual incentive pay. Finally, directors, who had more than 10-years tenure, held nine of twelve board committee seats, including all three chair positions.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for 75% of our directors. Our newest director, Maureen Breakiron-Evans, appears to have been retied since approximately age 55. Two directors had "no skin in the game" because they owned no stock: John Fox and Lakshmi Narayanan (inside director).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emaiFISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. John E. Klein
Chairman of the Board
Cognizant Technology Solutions Corporation (CTSH)
500 Frank W. Burr Blvd.
Teaneck NJ 07666

Dear Mr. Klein,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — December 13, 2011

John Chevedden   Date

cc: Steven Schwartz <steven.schwartz@cognizant.com>
Corporate Secretary
Phone: 201 801-0233
Fax: 201 801-0243
David Nelson <david.nelson@cognizant.com>
Vice President, Investor Relations
PH: 201-498-8840

[CTSH: Rule 14a-8 Proposal, December 13, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I, Section 2. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the corporation may be called only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors, and special meetings may not be called by any other person or persons."

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses – our directors were not held accountable annually to shareholders and we had a Poison Pill.

Plus our CEO Francisco D'Souza realized $14 million on the exercise of 242,000 options. Market priced options can provide financial rewards due to a rising market alone, regardless of CEO performance. Our five Named Executive Officers realized an aggregate total of $46 million on the exercise of nearly one million options.

Our executives were eligible for performance units that were based on short one-year performance periods and relied on one of the same performance measures, revenue, used to determine annual incentive pay. Finally, directors, who had more than 10-years tenure, held nine of twelve board committee seats, including all three chair positions.

Our board was the only significant directorship for 6 of our 8 directors. This could indicate a significant lack of current transferable director experience for 75% of our directors. Our newest director, Maureen Breakiron-Evans, appears to have been retied since approximately age 55. Two directors had "no skin in the game" because they owned no stock: John Fox and Lakshmi Narayanan (inside director).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***